UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 March 2007

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K filed by Barclays PLC.

The Report comprises:

Information distributed to shareholders and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1	Barclays PLC Notice of Annual General Meeting 2007

2	Barclays PLC Proxy Form for the Annual General Meeting 2007

3	Barclays PLC Sharestore Proxy Form for the Annual General Meeting 2007

4	Barclays PLC Proposed New Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: March 27, 2007	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary